August 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.
Registration Statement on Form S-1, filed July 27, 2015
File No. 333-205141

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 3 to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) (including certain exhibits). Amendment No. 3 to the Registration Statement reflects the Company’s response to the oral comment received from the staff of the SEC (the “Staff”) on August 4, 2015. For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement marked to indicate the changes from the Registration Statement that was filed on July 27, 2015.

Oral Comments Received on August 4, 2015

In response to the Staff’s oral comment regarding the sentence on page 155 of the “Principal and selling stockholders” section related to the inclusion of shares of the Company’s Class A common stock purchased by its directors, officers and other affiliates through the directed share program in the beneficial ownership table, the Company has revised the disclosure in Amendment No. 3 to remove this language.

Securities and Exchange Commission

Division of Corporation Finance

August 5, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7473 or Maegan Deare of our offices at (617) 951-7728.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Chris Rondeau (Planet Fitness, Inc.)
Dorvin Lively (Planet Fitness, Inc.)
D. Rhett Brandon (Simpson Thacher & Bartlett LLP)
John C. Ericson (Simpson Thacher & Bartlett LLP)

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